SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Investor Presentation

Treatment of Neurological Disorders Dr. David Stamler, MD Chief Medical Officer and SVP, Clinical Development January, 2018 1

Corporate Overview •Developing first-in-class therapies to treat orphan and non-orphan neurological diseases. •Lead program, PBT434, is the first of a new generation of small molecules designed to block iron-mediated accumulation and aggregation of alpha-synuclein, an abundant brain protein widely believed to be involved in the pathogenesis of Parkinson’s disease and related disorders. •Unique chemical scaffold and biological profile •PBT434 development plan builds on a body of experience from earlier programs in Alzheimer’s and Huntingdon’s diseases •Compound library of over 2000 potential therapeutic agents 2 Trading information: ASX: PBT Nasdaq: PRAN Share price: US$3.25 Cash: AU$20M (as at 31 December, 2017) Board •Ira Shoulson, MD •Dr George Mihaly •Lawrence Gozlan •Peter Marks •Brian Meltzer

An International Business Established in 1997 in Australia, listed on ASX (PBT) Melbourne, Australia •Headquarters •Discovery and Research team Listed on Nasdaq in 2000 (PRAN) San Francisco, USA •Clinical Development team 3

Investment Highlights 4 Novel Drug Candidate: PBT434 •Targets key proteins implicated in the neurodegeneration of Parkinson’s disease and atypical parkinsonism •Prevents accumulation of α-synuclein and tau •Well tolerated in repeated dose toxicology studies Strong Research and Development •Innovative discovery program •Development team with proven track record •Long standing collaborations with Harvard and Florey Institute of Neuroscience and Mental Health •R&D Program with Takeda Pharmaceuticals Multiple Indication Opportunity •PBT434 is active in models of Parkinson’s disease and atypical parkinsonism, such as Multiple System Atrophy and Progressive Supranuclear Palsy •MSA and PSP are orphan diseases 4

Management Team Geoffrey Kempler, Executive Chairman & CEO Founded Prana in November 1997 •Extensive experience in investment and business development •Overseen operations responsible for the implementation of Prana’s strategic plan and technology commercialization of our technology. David Stamler, MD, Chief Medical Officer & SVP Development Previous VP, Clinical Development and Therapeutic Head, Movement Disorders, Teva Pharmaceuticals •Part of Teva’s US$3.5 billion acquisition of Auspex Pharmaceuticals where he was Chief Medical Officer •Led development of AUSTEDO® (deutetrabenazine) a new drug for the treatment of Huntington’s disease, which was approved by the FDA in April 2017. •Second neurological agent that Dr. Stamler has led through the approval process with the FDA.

Kathryn Andrew, CFO Highly experienced biotechnology CFO •Joined Prana in 2014 •CPA Building a US team US team expansion underway •Office established in San Francisco •Clinical Operations, CMC and Non-Clinical Development already hired 5

Investment Thesis •Alpha (α)-synuclein is a soluble, intracellular protein critical for neuro transmission •Alpha-synulein accumulates and aggregates in many neurodegenerative diseases, implicated in pathology •PBT434 blocks α-synuclein accumulation and aggregation, preserves neurons and improves function in animal models of synucleinopathy •PBT434 also prevents tau accumulation and improves function in animal models of tauopathy •There is a link between iron and the synucleinopathies •Phase 2 data with a related compound demonstrates proof of concept in Parkinson’s disease •Clear development path for symptomatic therapy •Current symptomatic therapy in atypical parkinsonism has limited benefit •Potential path for disease modifying therapy for the synucleinopathies

CONFIDENTIAL 6 Conclusion: PBT434 is an excellent drug candidate to advance to the clinic and fund through end of Phase 2

PBT434: Promising Drug Profile •Good CNS penetration based on low molecular weight and lipophilicity •Concentrates in brain 2 to 3 fold higher than plasma•Straightforward synthetic process with demonstrated ability to make kg amounts of GMP material •Benign safety profile in GLP toxicology studies •Non-toxic dose exceeds efficacious dose by >10-fold based on allometric scaling CONFIDENTIAL 7

Importance of α-Synuclein •α-Synuclein is an intracellular protein, abundantly expressed in the brain •Critical for normal function of neurons •Soluble, in highest concentration at presynaptic nerve endings •Key regulatory protein involved in neurotransmission •Enables neurotransmitter release by facilitating synaptic vesicle fusion to pre-synaptic membrane CONFIDENTIAL 8 MAb to α-synuclein stains red

α-Synuclein is an Important Disease Target

Strong genetic and pathological link to disease

PRANA BIOTECHNOLOGY

THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH

ALPHA-SYNUCLEIN PRIORITY AREA

OUR INVESTMENT IN ALPHA-SYNUCLEIN RESEARCH

The Michael J. Fox Foundation has made significant investments in research to understand alpha-synuclein and to translate it into therapeutic strategies for advancing a cure for Parkinson's disease. Our particular areas of focus to date include:

Supporting work to understand the normal function of alpha-synuclein and its role in Parkinson's disease pathogenesis;

Taking an aggressive approach in advancing alpha-synuclein therapeutics to the clinic and supporting strategies to reduce aggregation or lower protein levels of alpha-synuclein;

AstraZeneca

AstraZeneca and Takeda establish collaboration to develop and commercialise MEDI1341 for Parkinson's disease 29 August 2017

Takeda

Prana commences research collaboration with Takeda for the treatment of Parkinson's disease gastrointestinal neuropathology 18 July 2017

https://www.michaeljfox.org/research/priority-area-detail.php?alpha-synuclein

VIEWPOINT

Targeting α-Synuclein as a Therapy for Parkinson's Disease: The Battle Begins

C. Warren Olanow, MD and Jeffrey H. Kordower, PhD

"Collectively these data strongly suggest that alpha synuclein is a potentially important and novel target of candidate neuroprotective therapies. Several different therapeutic strategies designed to clear or prevent the formation of toxic forms of α-synuclein are currently being investigated in the laboratory, and clinical trials have already begun."

Movement Disorders, Vol. 32, No. 2, 2017

Nature Reviews Drug Discovery | Published online 31 May 2017

Zeroing in on neuro-degenerative α-synuclein

In the search for the first disease-modifying therapy for Parkinson disease, drug developers are advancing α-synuclein-targeted agents into proof-of-concept clinical trials.

Table 1 | **Selected α-synuclein-targeted therapies in development for Parkinson disease**

Drug	Sponsor	Modality	Status
RO7046015	Roche	α-Synuclein-specific antibody	Phase II planned to start by end of June 2017
BIIB054	Biogen	α-Synuclein-specific antibody	Phase II planned to start by end of 2017
PD01A and PD03A	Affiris	Vaccine against α-synuclein	Phase I
NPT200-11	Neuropore Therapies/UCB	Small-molecule inhibitor of α-synuclein misfolding	Phase I
NPT088	Proclara Biosciences	Small-molecule inhibitor of α-synuclein misfolding	Preclinical
SAR402671	Sanofi Genzyme	Small-molecule inhibitor of glycosphingolipid metabolism	Phase II

CONFIDENTIAL

9

PBT434 Inhibits α-Synuclein Accumulation and Aggregation α-synuclein fibrillizes in vivo; only form of synuclein to fibrillize in vitro • Factors regulating α- synuclein production and conformation are relevant to disease pathogenesis and treatment • Homeostasis of iron is disrupted in PD and atypical parkinsonism • Although α-synuclein is highly conserved in vertebrates, synucleinopathy develops only in humans • Only human α-synuclein mRNA contains an Iron responsive element which regulates its production (Friedlich, Tanzi, et al. 2007)

PBT434 blocks the aggregation of α-synuclein Native protein (random coil) Molecular Chaperones Genetic and environmental factors Misfolded proteins Phagosomes/ lysosomes autophagy ubiquitination proteasome peptides Oligomers (pleated sheet) Fibrils (pleated sheet) Lewy neurites lewy bodies Lee and Trojanowski, 2006 RFU 1500 1000 500 0 -500 Time 2 4 6 asn+fe asn+fe+pbt434 10

Alpha-synuclein Pathology and PBT434 Mechanism of Action Iron Chaperone, reducing α-synuclein accumulation, aggregation and preserving neurons HO NH2 Lipid peroxidation Mitochondrial dysfunction DNA Fragmentation Glial activation. Cell Death. Accumulation FE H2O2 OH R O N Fe2+ Cytoplasm Extracellular Ferroportin synuclein protein IRE IRP RNA Native, Unfolded protein aggregation or fibrillar protein Ineffective autophagy FE3+ Transferrin storage 11 CONFIDENTIAL 11

PBT434 Target Product Profile

CONFIDENTIAL 12 Mechanism of Action Inhibitor of iron-mediated protein accumulation and aggregation Product Concept By inhibiting accumulation and aggregation of α-synuclein, PBT434 preserves neurons and improves motor and non-motor symptoms of neurodegenerative diseases Potential Indications Synucleinopathy, e.g., Parkinson’s disease, Multiple System Atrophy Treatment Paradigm Improve motor and/or non-motor symptoms Slow disease progression as monotherapy or combination therapy Dosing Efficacy Orally administered, small molecule PBT434 prevents loss of neurons in affected brain regions and improves motor and/or cognitive function in multiple animal models of synucleinopathy Safety Generally well-tolerated in 28-day GLP toxicology studies in rat and dog

PBT434 Lowers α-Synuclein, Prevents Neuronal Death and Improves Motor Function Transgenic Animal Model (hA53T) of Parkinson’s Disease

CONFIDENTIAL 13 Preserves neurons in S. nigra T o t a l S N p c n e u r o n s W / T V e h i c le P B T 4 3 4 0 4 0 0 0 8 0 0 0 * * Finkelstein et al. Acta Neuropath Comm (2017) 5:53 ↓ α-Synuclein aggregation Treatment • Randomly allocated • 4-8 months of age • 30 mg/kg/day (via feed) Assessments done in blinded manner h A 5 3 T - s y n V e h i c l e P B T 4 3 4 0246 * * Foot Clasping

Strategy Supported by Proof of Concept with Deferiprone 6 month placebo controlled data in Parkinson’s disease patients CONFIDENTIAL 14 S. nigra Brain Iron by MRI Motor Function – UPDRS III Devos et al. Antiox. and Redox Signaling. 2014; 21: 195 DFP PBO DFP PBO S. nigra Improvement

Deferiprone • Indicated for Treatment of Iron Overload • Black Box for neutropenia and agranucloctyosis • Iron Binding Affinity Kb=1036 PBT434 • Iron Binding Affinity Kb=1010

Link Between Iron and Severity of PD The relevance of iron in the pathogenesis of parkinson’s disease gotz et al ann NY Acad Sci. 2004 The nigral increase in iron levels identified biochemically in the postmortem brain from parkinsonian patients appears to be confirmed and is related to the severity of the disease in the living patient as assessed by magnetic resonance imaging (MRI). 53-56 However, biochemical studies have reported increased iron content in the nigra in PD,2-4 with the changes most marked in severe disease (PD)5 Martin, et al. Neurology 2008;70:1411–1417 Midbrain iron content in early parkinson’s disease a potential biomarker of disease status

CONFIDENTIAL 15

Brain Iron Increased in Parkinson’s Disease Patients Substantia nigra (T) Substantia nigra (pc) Cerebellum Patients controls and in multiple system atrophy patients cerebral cortex caudate nucleus putamen (M) Putamen (L) Globus pallidus (M) Globus pallidus (L) Substantia nigra (T) Cerebellum

Specialized MRI Technique (QSM) to Non-invasively Quantify Brain Iron (PD Patient) 0 10000 20000 30000 nmol iron/g dry weight of human brain Dexter. Brain.1991;114 Langkammer. PLoS ONE 11(9): e0162460. 2016 confidential 16 n=8 n=10 n=9 n=11 n=6 n=8 n=7 n=3 n=13 n=24

Multiple System Atrophy

- Progressive neurodegenerative disorder leading to severe disability and impairment in quality of life
- Sporadic, typically presents in 50s to 60s
- Orphan Indication: Prevalence ~5 per 100,000 in the U.S.
- Characterized by a variable combination of
  - Parkinsonism, which responds poorly to levodopa responsive
  - Autonomic instability: Orthostatic hypotension, bladder dysfunction, erectile dysfunction, constipation
  - Cerebellar impairments
- MSA patients have neuron loss in multiple brain regions
- The hallmark of MSA is the accumulation of α-synuclein within neuronal cells and glial support cells


M1
Frontal
acc
SN
bf
H
am
EN
PN
ON
LCN

Halliday 2015, based on Brain 2015: 138; 2293–2309

CONFIDENTIAL

17

PBT434 Lowers α-Synuclein, Prevents Neuronal Death and Improves Function Transgenic Animal Model of MSA [(PLP)-α-SYN] of Multiple System Atrophy Rotarod Test Neurons in S. nigra Preliminary Data Treatment • Randomly allocated • 7-12 months of age • 30 mg/kg/day (via feed) Assessments done in blinded manner ↓ α-Synuclein aggregation confidential 18

Structure and Function of Tau

PBT434 Prevents Abnormal Tau Accumulation

PRANA BIOTECHNOLOGY



Physiological
P-Tau ⇌ Tau
Neurite outgrowth
Dynein
Axonal transport
Kinesin
Tau phosphorylation
Microtubule dynamics

J. Cell Science 117, 5721-5729; 2004

- Tau is an intracellular protein expressed in neurons and glial support cells
- Natively unfolded, highly soluble protein
- Primary role is to regulate and stabilize microtubules inside cells, which is critical to normal cellular function
- Tau promotes neurite outgrowth, axonal transport of synaptic vesicles, and microtubule dynamics involved in memory formation
- Normal activity of tau is regulated by phosphorylation, which is highly sensitive to iron levels
- In disease, hyperphosphorylation leads to protein aggregation and disrupted cellular function

Yamamoto, 2002; Ahmadi 2017

CONFIDENTIAL

19

Brain Iron is also Increased in Tauopathies

E.g.: Progressive Supranuclear Palsy

PRANA BIOTECHNOLOGY



Cerebral cortex
Caudate nucleus
Putamen (T)
Substantia nigra (T)
Cerebellum
n = 11
n = 13
n = 11
n = 14
n = 11
n = 13
n = 7
n = 8
n = 7
n = 12
Patients
Controls
0
10000
20000
30000
nmol iron/g dry weight of human brain

Dexter et al. *Brain.* 1991;114:1953-1975.

CONFIDENTIAL

20

PBT434 Lowers Tau accumulation and Cognitive Function Transgenic Animal Model of Tauopathy (rTg4510)

Tau accumulation in hippocampus Performance in Y-maze

Treatment • Randomly allocated • Started at 10.5 months • Low: 1 mg/kg/day x 3-4 mo • High: 30 mg/kg/day x 1.5 mo CONFIDENTIAL 21

PBT434 has Potential for Wide application in Neurodegenerative diseases

α-Synuclein and Tau proteins Share Pathogenic Features

PRANA BIOTECHNOLOGY

Parameter	α-Synuclein	Tau
Localization	Intracellular	Intracellular
Native form	Soluble	Soluble
Physiologic function	Facilitates synaptic function	Microtubule assembly and stabilization
Genetic evidence for disease	Yes (*SNCA*)	Yes (*MAPT*)
Iron dysregulation in associated disease	Yes	Yes
Iron promotes phosphorylation and protein aggregation	Yes	Yes
Abnormal protein accumulates in disease	Yes (Lewy body, Glial cell inclusions)	Yes (Neurofibrillary tangles)
Potential Target Diseases	Multiple System Atrophy Parkinson's Disease	Progressive Supranuclear Palsy Frontotemporal Dementia

22

CONFIDENTIAL

Development Milestones•GMP Manufacturing 1Q ‘18•Phase 1 (SAD/MAD) start mid ‘18•Initiate LT Toxicology 2H ‘18•New IND 2H ‘19•Phase 2 start 1H ’20 CONFIDENTIAL 23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

January 8, 2018